Filed Pursuant to Rule 433

Registration Statement No. 333-279160

and Preliminary Prospectus Supplement dated May 7, 2024

NMI HOLDINGS, INC.

$425,000,000 6.000% Senior Notes Due 2029

May 7, 2024

Pricing Term Sheet

Issuer:	NMI Holdings, Inc. (the “Company”)

Offering Format:	SEC Registered

Expected Ratings*:	Moody’s: Baa3 Fitch: BBB-

Principal Amount:	$425,000,000

Offering Price:	98.754%, plus accrued interest, if any, from May 21, 2024

Gross Proceeds:	$419,704,500

Net Proceeds (before estimated offering expenses):	$416,517,000

Trade Date:	May 7, 2024

Settlement Date**:	May 21, 2024 (T+10)

Maturity Date:	August 15, 2029

Coupon:	6.000%

Interest Payment Dates:	Semi-annually on each February 15 and August 15, commencing on February 15, 2025

Record Dates:	February 1 and August 1

Yield to Maturity:	6.276%

Benchmark Treasury:	UST 4.625% due April 30, 2029

Benchmark Treasury Price / Yield:	100-21 / 4.476%

Spread to Benchmark Treasury:	+180 basis points

Optional Redemption:

Prior to July 15, 2029 (one month prior to their maturity date), the Company may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on July 15, 2029) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after July 15, 2029, the Company may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	629209 AC1 / US629209AC19

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	RBC Capital Markets, LLC Goldman Sachs & Co. LLC BMO Capital Markets Corp. Citigroup Global Markets Inc. Truist Securities, Inc.

Co-Managers:	Huntington Securities, Inc. U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: We expect that delivery of the notes will be made against payment therefor on or about May 21, 2024, which will be the tenth business day following the date of the pricing of the notes (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

This pricing term sheet is not an offer to sell the securities and it is not a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or soliciation in such jurisdiction.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from RBC Capital Markets, LLC toll-free at 1-866-375-6829; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526; BMO Capital Markets Corp. toll-free at 1-866-864-7760; Citigroup Global Markets Inc. toll-free at 1-800-831-9146; Truist Securities, Inc. toll-free at 1-800-685-4786.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.